[Symantec Corporation Letterhead]

November 28, 2011

VIA EDGAR

Ms. Kathleen Collins

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Symantec Corporation
Form 10-K and Form 10-K/A for the Fiscal Year Ended April 1, 2011
Filed May 20, 2011 and August 1, 2011, respectively
File No. 000-17781

Dear Ms. Collins:

This is to confirm that Symantec Corporation (the “Company”) received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter dated November 14, 2011. As a follow-up to the message from Megan Akst of the Staff to Phillip Bullock of the Company, the Company confirms that it will respond to the Staff’s comments on or prior to December 15, 2011.

Should you have any questions or comments, please contact me at (650) 527-5050, or Phillip Bullock, Chief Accounting Officer of the Company, at (650) 527-6177.

Sincerely,

/s/ Gregory M. King

Gregory M. King Vice President, Corporate Legal Services and Assistant Secretary Symantec Corporation